

News Release
B2Gold Releases its Annual Responsible Mining Report – *Raising the Bar*

Vancouver, BC, June 10, 2021 – B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that it has published its fifth annual Responsible Mining Report entitled "Raising the Bar" (the "Report"), which details B2Gold's global economic contributions and its environmental, social, and governance management practices, together with the Company's performance against key indicators in 2020. Full details are outlined in the Report, which is available to view or download at www.b2gold.com. All dollar figures are in United States dollars unless otherwise indicated.

In announcing the release of the 2020 Responsible Mining Report, Clive Johnson, President & CEO of B2Gold, said that "for B2Gold and the world, 2020 was an unprecedented year. The outbreak of the COVID-19 pandemic has altered the way we all live and work, and I could not be more proud of the way that our teams across the globe were able to meet and exceed all expectations and deliver another successful year."

<u>Highlights from 2020 "Raising the Bar" Responsible Mining Report</u>

Economic Contribution

As a responsible gold miner, B2Gold aims to create and distribute economic value among our stakeholders. Our economic performance is measured by the economic value that we generate for others, including payments to governments through taxes and royalties, local hiring and procurement, and investment in communities. In 2020, B2Gold:

- recorded annual gold production for the 12th consecutive year;
- generated $1.8 Billion in Annual Revenue;
- paid $145 million as Employee Wages and Benefits;
- spent $14.4 million on Community Investment; and
- paid $419 million to Governments (through taxes and royalties).

B2Gold is committed to maximizing local and national economic benefits from its contracting and purchasing. In sourcing the goods and services necessary to run its operations, B2Gold gives preference to local businesses where possible, provided they meet minimum safety, quality, ethical, and cost requirements. Several 2020 success stories are outlined in the Report.

People

As a reputable employer, B2Gold generates opportunities for people to develop their careers; trains employees to acquire new skills; and opens doors to women, minorities, and previously-disadvantaged people. In a contracting world economy due to COVID-19, the social return on investment in the mining industry is now

more important than ever. B2Gold is proud to continue positive contributions to the livelihoods of its employees and their families during this challenging time.

At the end of 2020, B2Gold employed 4,299[1] people across all of its operations, 95% of which were local employees. Where the Company operates abroad, 55% of senior management is local. B2Gold continues to maintain high local employment rates by targeting recruitment efforts at local and national levels.

B2Gold saw a slight increase in female representation in 2020, with 13.4% of its total workforce being female (12% in 2019), and 23% of its senior positions being occupied by women. A Diversity and Inclusion Statement was implemented in 2020 with an executive champion to drive this important work. Moving forward, the Company will broaden its diversity focus beyond gender and, as such, this important work has evolved into an Equity, Diversity, and Inclusion (EDI) Strategy. During a challenging time of lockdowns, quarantines, and changing work arrangements, B2Gold focused on including diverse voices in decision-making processes and providing equal access to benefits and support.

Health and Safety

In 2020, the COVID-19 pandemic presented new challenges to the Company's goal of ensuring the ongoing health and safety of its workforce. Through the proactive efforts and the early targeted actions of B2Gold's senior leadership team, health and safety teams, and epidemiological advisors, the Company was able to significantly mitigate and effectively manage the negative health and safety impacts of COVID-19 on its employees, operations, and the communities in which it operates.

B2Gold is pleased to report that in 2020, it once again maintained a zero-fatality workplace for the fifth consecutive year. Over this same period, B2Gold reduced its annual consolidated Lost Time Injury (LTI) Frequency Rate by 93% – from 0.83 in 2016 to an all-time low of 0.06 in 2020. This performance reflects B2Gold's longstanding commitment to continuous safety improvement. The Company's target for 2021 is to again have zero fatalities and for each operation to reduce its Total Recordable Injury (TRI) Frequency Rate from 2020 levels.

Environment

B2Gold is continuing to implement its 2020 to 2023 Environmental Strategic Plan (the "Strategic Plan"), which identifies key environmental aspects and defines specific objectives and targets for B2Gold's operations. The Strategic Plan provides a road map for improved environmental risk management and performance in line with the overall Company strategy.

B2Gold recognizes that society, including business, must act against climate change and it is implementing a series of changes within the Company as a key aspect of the Strategic Plan. The strategy focuses on assessing and reducing the Company's carbon footprint, incorporating climate change risk management into business planning/design, and increasing its external reporting and accountability. B2Gold will publish its first Energy and Climate Report in the second half of 2021, in line with the FSB TFCD Climate Disclosure Recommendations.

B2Gold is proud to be an industry leader in the implementation of renewable energy solutions to actively

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[1] Employee total includes Gramalote Colombia Limited employees. It also includes supervised contracted labour but does not include unsupervised contractor employees. The reported numbers include full-time and part-time permanent employees as well as temporary employees.

manage our emissions. The Company's Otjikoto operation in Namibia maintains a fully autonomous hybrid power plant (consisting of 6 MW solar and 24 MW Heavy Fuel Oil (HFO) components), which eliminated over 17,000 tonnes of carbon dioxide equivalent (CO_2e) emissions in 2020. Following the success of the Otjikoto hybrid power plant, B2Gold commenced the construction of a similar hybrid plant (consisting of 30 MW solar and 64 MW HFO components) at its Fekola operation in Mali in 2020. The Company expects that solar production will reach full capacity by the end of the second quarter of 2021. When complete, the Fekola hybrid power plant will be one of the largest off-grid facilities of its type in the world and is expected to reduce the operation's annual HFO fuel consumption by approximately 13.1 million litres, keeping approximately 39,000 tonnes of CO_2e from being released per year.

Throughout 2020, B2Gold continued its biodiversity conservation programs at its various sites around the world. Download our full Report and read more about our Chimpanzee Action plan in Mali, the Rhino Gold Bar initiative in Namibia, and the "Ridge to Reef" rehabilitation concept in the Philippines.

Approach to Reporting

Since 2016, B2Gold has reported its economic and environmental, social and governance (ESG) performance in alignment with the *Global Reporting Initiative Standards, Core option and the G4 Mining and Metals Sector Disclosures*. B2Gold's performance is also mapped to the *United Nations Sustainable Development Goals (SDGs)*. The Company firmly believes that the mining industry has an opportunity to contribute positively to the SDGs and B2Gold has reported its contribution in this regard since 2018.

In 2020, the Company updated its approach to reporting against the SDGs in alignment with the GRI and UN Global Compact's *An Analysis of the Goals and Targets*. As part of this process, B2Gold reviewed the targets developed for each SDG to identify those targets which are most applicable to the Company, as well as possible business actions to help achieve them.

COVID-19 Response Statement

From the onset of the COVID-19 pandemic, the Company put measures in place and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of its employees and surrounding communities.

B2Gold has worked closely with national and local authorities in each country where it operates to ensure compliance with all public directives. Since the start of the pandemic, all B2Gold corporate personnel travel has been restricted to absolute minimum requirements and employees in the corporate offices have been encouraged to work remotely. In Mali, Namibia, the Philippines, Colombia and Canada, B2Gold provided approximately $4 million in financial assistance to the local communities and the local and national authorities in response to the COVID-19 pandemic. Please read the Report for more detail.

The Company continues to address the COVID-19 pandemic in 2021. The pandemic continues to present new challenges, as COVID-19 cases surge again in different parts of the world at different times. Government and the private sector, including non-governmental organizations (NGOs) and the mining industry, must work together to ensure continued success around the globe in recovering from this public health crisis.

To view or download a copy of the Report, please visit www.b2gold.com/responsible-mining/esg-reporting-portal/.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Burkina Faso, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021.

ON BEHALF OF B2GOLD CORP.
 "Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021; and the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the second quarter of 2021. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or

opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.